Exhibit 99.1

Agricultural solutions for today’s growing world

ASSET SALE PROCEEDS TO BE PAID IN DECEMBER AND JANUARY

BEIJING, PEOPLES REPUBLIC OF CHINA, December 15, 2017 /PRNewswire/ — Origin Agritech Ltd. (NASDAQ: SEED) ("the Company" or "Origin") an agricultural biotechnology trait and corn seed provider, today announced that it had been informed by Beijing Shihui Agricultural Development Co. Ltd. (“Shihui”), to which Origin Agritech Limited (“Company”) has sold its seed production and distribution business, that it has obtained approval from a bank lender for a revolving credit agreement. Because of bank processing practices and year end practicalities, Shihui has requested, and the Company has granted, an extension for payment of the unpaid portion of the purchase price for the assets acquired in September 2017 until end of December 2017. Additionally, the second closing on assets that Shihui has agreed to purchase, which includes the headquarters building of the Company in Beijing, will be delayed until the end of January 2018.

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About Origin Agritech Limited

Origin Agritech Limited, founded in 1997 and headquartered in Zhong-Guan-Cun (ZGC) Life Science Park in Beijing, is China’s leading agricultural biotechnology company, specializing in crop seed breeding and genetic improvement. Leading the development of crop seed biotechnologies, Origin Agritech’s phytase corn was the first transgenic corn to receive the Bio-Safety Certificate from China's Ministry of Agriculture. Over the years, Origin has established a robust biotechnology seed pipeline including products with glyphosate tolerance and pest resistance (Bt) traits. Origin operates breeding stations nationwide located in key crop-planting regions. Product lines are vertically integrated for corn. For further information, please visit the Company’s website at: http://www.originseed.com.cn or http://www.originseed.com.cn/en/.

Forward-Looking Statements

This communication contains "forward-looking statements" as defined in the federal securities laws, including Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements address expected future business and financial performance and financial condition, and contain words like "expect," "anticipate," "intend," "plan," "believe," "seek," "will," "would," "target," and similar expressions and variations. Forward-looking statements address matters that are uncertain. Forward-looking statements are not guarantees of future performance and are based on assumptions and expectations which may not be realized. They also involve risks and uncertainties, many of which are beyond the company's control. Some of the important factors that could cause the company's actual results to differ materially from those discussed in forward-looking statements are: failure to develop and market new products and optimally manage product life cycles; ability to respond to market acceptance, rules, regulations and policies affecting our products; failure to appropriately manage process safety and product stewardship issues; changes in laws and regulations or political conditions; global economic and capital markets conditions, such as inflation, interest and currency exchange rates; business or supply disruptions; natural disasters and weather events and patterns; ability to protect and enforce the company's intellectual property rights; and separation of underperforming or non-strategic assets or businesses. The company undertakes no duty to publicly revise or update any forward-looking statements as a result of future developments, or new information or otherwise, should circumstances change, except as otherwise required by securities and other applicable laws.

Contact:

Xin Zhou

Phone: +86-10-58907556

Email: xin.zhou@originseed.com.cn